EXHIBIT B

(English Language Summary)

Extraordinary Report to Kanto Local Finance Bureau dated May 11, 2017 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between DTS CORPORATION and DATALINKS CORPORATION

A fair and accurate summary of the material provisions of the above-mentioned foreign language document, with the exception of the Appendix for which a translation is provided below, is included in “Announcement regarding the Execution of a Share Exchange Agreement for Converting DATALINKS CORPORATION into a Wholly-Owned Subsidiary of DTS CORPORATION (Simplified Share Exchange)” dated May 11, 2017, attached as Exhibit A.

Appendix

(English Language Translation)

Share Exchange Agreement

DTS CORPORATION (“DTS”) and DATALINKS CORPORATION (“Datalinks”) enter into a share exchange agreement (this “Agreement”) as follows.

Article 1. Share Exchange

DTS and Datalinks will conduct a share exchange (the “Share Exchange”) under which DTS will become the wholly-owning parent company of Datalinks and Datalinks will become a wholly-owned subsidiary of DTS, and DTS will acquire all of the outstanding shares issued by Datalinks (excluding the shares of Datalinks held by DTS. The same shall apply hereinafter).

Article 2. Trade Name and Address of DTS and Datalinks

The trade name and address of DTS and Datalinks are respectively as follows:

(1) DTS:	Trade name: DTS CORPORATION

Address: 6-19-13, Shimbashi, Minato-ku, Tokyo

(2) Datalinks:	Trade name: DATALINKS CORPORATION

Address: 2-7-1, Nishishinjuku, Shinjuku-ku, Tokyo

Article 3. Shares to be Delivered in Connection with Share Exchange and Allotment Thereof

1.

In the Share Exchange, DTS will allocate and deliver to the shareholders of Datalinks (excluding DTS, the same below) at the time immediately prior to the time at which DTS acquires all of the issued and outstanding shares of Datalinks through the Share

Exchange (the “Base Time”) the number of shares of its common stock obtained by multiplying (i) a total number of shares of common stock of Datalinks held by each such shareholder by (ii) 0.73, in exchange for shares of common stock of Datalinks held by each such shareholder.

2.	In the Share Exchange, DTS shall allocate to the shareholders of Datalinks as of the Base Time 0.73 shares of its common stock per one share of common stock of Datalinks held by such shareholders.

3.	If any shares of DTS’s common stock to be allocated to shareholders of Datalinks under the preceding two paragraphs are fractions of less than one share, DTS will treat those fractions pursuant to Article 234 of the Companies Act and other related laws and regulations.

Article 4. Matters concerning the Amount of DTS’s Stated Capital and Capital Reserve

The amount of capital and capital reserve of DTS that will increase by the Share Exchange shall be determined by DTS pursuant to Article 39 of the Rules of Corporate Accounting.

Article 5. Effective Date

The date the Share Exchange comes into effect (the “Effective Date”) shall be August 1, 2017; provided, however, that DTS and Datalinks may change the Effective Date upon discussion and agreement if it becomes necessary due to a necessity in the progress of the procedures of the Share Exchange or for other reasons.

Article 6. General Shareholders’ Meeting for Approval of Share Exchange Agreement

1.	DTS will conduct the Share Exchange without obtaining the approval of the general meeting of its shareholders set forth in Article 795, paragraph (1) of the Companies Act concerning this Agreement according to Article 796, paragraph (2) of the Companies Act; provided, however, that if obtaining the approval of the general meeting of shareholders of DTS concerning this Agreement becomes necessary pursuant to Article 796, paragraph (3) of the Companies Act , DTS shall convene a general meeting of its shareholders by the day preceding the Effective Date and seek resolutions for the approval of this Agreement and the matters required for the Share Exchange.

2.	Datalinks shall seek resolutions for the approval of the general meeting of its shareholders set forth in Article 783, paragraph (1) of the Companies Act concerning this Agreement and the matters required for the Share Exchange, by the day preceding the Effective Date.

3.	DTS and Datalinks may change the procedures set forth in the preceding two paragraphs upon consultation and agreement if it becomes necessary due to a necessity in the progress of the procedures of the Share Exchange or for other reasons.

Article 7. Dividend of Surplus

1.	DTS may distribute dividends of surplus, with JPY 45 for one share of common stock of DTS, an aggregate amount of which shall be JPY 1,033,886,880 at a maximum, to the shareholders or the registered pledgees of shares listed or recorded in the final shareholders registry of DTS as of March 31, 2017.

2.	Datalinks may distribute dividends of surplus, with JPY 32 for one share of common stock of Datalinks, an aggregate amount of which shall be JPY 69,085,568 at a maximum, to the shareholders or the registered pledgees of shares listed or recorded in the final shareholders registry of Datalinks as of March 31, 2017.

3.	Except for the cases set forth in the preceding two paragraphs, DTS and Datalinks may not, after the Execution Date, distribute any dividend of surplus the record date for such distribution of which is a date before the Effective Date.

Article 8. Management of Company Property etc.

During the period from the Execution Date until the Effective Date, DTS and Datalinks shall pursue their respective businesses, and manage and operate their respective assets with due care required of a prudent manager. In addition, any action that either DTS or Datalinks desires to take that might have a material effect on the assets or rights and obligations of either party, or on the implementation of the Share Exchange (including, but not limited to, issuance of shares, share options and bonds with share options and other actions that affect the number of voting rights of all shareholders of each of DTS and Datalinks) shall be taken by such party upon prior discussion and agreement between DTS and Datalinks, except for actions associated with the ordinary course of business of each DTS and Datalinks.

Article 9. Cancellation of Treasury Stock

Pursuant to resolutions by its board of directors to be held by the day before the Effective Date, Datalinks shall cancel, as of the time immediately prior to the Base Time (or, in case that any shareholder of Datalinks has exercised its appraisal rights, after taking effect of repurchase of shares in connection with such exercise of appraisal rights), all of its treasury shares (including shares repurchased from Datalinks’s dissenting shareholders who have exercised the appraisal rights in accordance with the provisions of Article 785, paragraph (1) of the Companies Act in connection with the Share Exchange) that will be owned by Datalinks up until the time immediately prior to the Base Time in accordance with laws and regulations.

Article 10. Change of Conditions to the Share Exchange and Termination of this Agreement

DTS and Datalinks may agree to change the conditions of the Share Exchange or any other terms of this Agreement, or terminate this Agreement upon discussion and agreement between DTS and Datalinks, if, following the execution of this Agreement and until the Effective Date (i) a material change in the financial or management condition of either DTS or Datalinks occurs due to natural disaster or other reasons, (ii) circumstances constituting a material impediment to the implementation of the Share Exchange occur, or (iii) the objective of this Agreement becomes difficult to attain.

Article 11. Expiration of this Agreement

This Agreement shall become invalid if (i) DTS is unable to obtain resolutions approving the Agreement at its general meeting of shareholders under proviso to Article 6, paragraph (1) (limited to cases where the approval becomes necessary as set forth in Article 796, paragraph (3) of the Companies Act), (ii) Datalinks is unable to obtain resolutions approving the Agreement at its general meeting of shareholders under Article 6, paragraph (2), (iii) approvals of the relevant authorities necessary to implement the Agreement are not obtained by the day preceding the Effective Date or (iv) this Agreement is terminated pursuant to the preceding Article.

Article 12. Matters to be Discussed

Besides the matters set forth in this Agreement, matters required for the Share Exchange will be determined upon discussion and agreement between DTS and Datalinks in view of the intent of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by placing their names and seals thereon, and each party shall keep one copy of the originals.

May 11, 2017

DTS: 6-19-13, Shimbashi, Minato-ku, Tokyo
DTS CORPORATION Koichi Nishida, President & Representative Director

Datalinks: 2-7-1, Nishishinjuku, Shinjuku-ku, Tokyo
DATALINKS CORPORATION Hayao Yokoo, President & Representative Director